Filed by Carolina Power & Light Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company:  Carolina Power & Light Company
                                                   Commission File No. 001-03382



On April 12, 2000, Carolina Power & Light Company posted the following report on its internet website.
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[CP&L LOGO]                                                    [FLORIDA
                                                               PROGRESS
                                                               CORPORATION LOGO]

                              REGULATORY APPROVALS                    04/12/2000
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                                 SUMMARY OF THE
                FEDERAL ENERGY REGULATORY COMMISSION APPLICATION

                      CPL/FPC Proposed Business Combination
                               Docket Nos. EC00-55
                          Date Filed: February 3, 2000
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OVERALL REQUEST                                                       2.  File for FERC approval to establish or join Regional
                                                                          Transmission Organizations ("RTOs") in their respective
CP&L Holdings, Inc. and Florida Progress Corporation, on behalf of        regions no later then 90 days after completing the merger.
themselves and their subsidiaries ("the Applicants"),  seek               (IN ITS RECENT ORDER NO. 2000, FERC ENCOURAGED ALL
authorization and approval to merge those subsidiaries that are           TRANSMISSION-OWNING UTILITIES TO TURN OVER OPERATION OF
subject to the Federal Energy Regulatory Commission's ("FERC's")          THEIR TRANSMISSION SYSTEMS TO RTOs.)
jurisdiction. The principal utilities joined through this merger
are Carolina Power & Light Company ("CP&L"), which provides           RATES
wholesale and retail electric service principally in the states of
North Carolina and South Carolina, and Florida Power Corporation      The Applicants commit to hold all wholesale requirements and
("FPC"), which provides wholesale and retail electric service         transmission customers harmless from any adverse effect of the
primarily in central and northern Florida.  As a consequence of the   proposed transaction on the FERC-jurisdictional rates.
merger, the Applicants will achieve greater efficiencies through
economies of scale, derive advantages of geographic and customer      INTERVENTIONS
diversity, and attain greater financial strength.
                                                                      Petitions to intervene were due on April 3.  In all 19
                                                                      intervenors, comprised of municipalities, electric
MARKET POWER                                                          cooperatives, other utilities, customer groups and the
                                                                      Florida Public Service Commission filed with the FERC. These
The proposed merger poses no significant market power concerns.       filings can be viewed on  FERC's Web site, by clicking on the
Based upon the FERC market power analysis, there are limited market   address below and typing in docket # EC00-55
power issues in CP&L and FPC markets resulting from the transaction.  http://rimsweb1.ferc.fed.us/rims.q?rp2~DockNumIni
To resolve these issues, the Applicants commit to:                    --------------------------------------------------

1.   Sell 135 MW of generating capacity for a six year period. This sale of less than 1% of the companies' combined generation resources is intended to foreclose any questions related
     to the impact of the merger on wholesale competition.
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                              REGULATORY APPROVALS                    04/12/2000
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                            FERC APPLICATION TIMELINE

February 3, 2000                             Application filed
April 3, 2000                                Petitions to intervene due

The Applicants have requested in their Application that the Commission authorize the proposed merger as expeditiously as possible and, in any event, no later than June 30, 2000. Such a schedule is consistent with the FERC's Merger Policy Statement, which contemplates FERC action on merger applications within approximately five months of their filing.
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THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE
HARBOR PROVISIONS OF THE SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. DISCUSSION OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM MANAGEMENT'S PROJECTIONS, FORECASTS, ESTIMATES AND EXPECTATIONS MAY INCLUDE FACTORS THAT ARE BEYOND THE COMPANIES' ABILITY TO CONTROL OR ESTIMATE PRECISELY, SUCH AS
ESTIMATES OF FUTURE MARKET CONDITIONS, THE BEHAVIOR OF OTHER MARKET PARTICIPANTS AND THE ACTIONS OF FEDERAL AND STATE REGULATORS. OTHER FACTORS INCLUDE, BUT ARE NOT LIMITED TO, ACTIONS IN THE FINANCIAL MARKETS, WEATHER CONDITIONS, ECONOMIC CONDITIONS IN THE TWO COMPANIES' SERVICE AREAS, FLUCTUATIONS IN ENERGY-RELATED COMMODITY PRICES, CONVERSION ACTIVITY, OTHER MARKETING EFFORTS AND OTHER UNCERTAINTIES. OTHER RISK FACTORS ARE DETAILED FROM TIME TO TIME IN THE TWO COMPANIES' SEC REPORTS.

[End of text appearing on website]
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In connection with the share exchange between CP&L Energy and Florida Progress,
Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2640. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on March 6, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on March 6, 2000.